YOUR INTERNET DEFENDER INC.

August 25, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Re:	Your comment letter dated August 20, 2014
Item 4.01, Form 8-K/A filed August 15, 2014
File No. 333-176581

Dear Ms. Thompson:

Your Internet Defender Inc. (the "Company") is providing this letter to you in response to your comment letter dated August 20, 2014 related to our Form 8-K/A filed on August 15, 2014. Your comments are listed herein with our responses immediately following:

Item 4.01 Form 8-K/A Filed August 15, 2014

Item 4.01 Changes in Accountants, page 79

1. We note your disclosure under Item 4.01 that you intend to change your independent accountants to the independent accounting firm used by Corindus and will disclose this under a separate Form 8-K to be filed. It appears that the acquisition of Corindus by you was a reverse merger as the shareholders of Corindus hold the majority interest in the company after the transaction. Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition always results in a change of accountants. An Item 4.01 Form 8-K should be filed within four business days of the change in accountants, which often occurs on the date the reverse merger is consummated. If a decision had not been made as to which accountant would continue as the successor auditor as of the date of filing of the Item 2.01 Form 8-K, an Item 4.01 Form 8-K must be filed within four business days of the date the decision is made. If the decision had been made at the date the Item 2.01 Form 8-K was filed, please amend the filing to provide the required disclosure. The disclosures made should include all of the disclosures required by Item 4.01 of Form 8-K and Item 304 of Regulation S-K.

Effective August 22, 2014, our Company's Board of Directors approved a change in the Company's independent registered public accountants. Concurrent with the filing of this response letter, we are filing the required Current Report on Form 8-K to disclose the change of accountant under Item 4.01.

309 Waverly Oaks Road, Suite 105, Waltham, MA 02452 ● 508-653-3335

Ms. Jennifer Thompson

August 25, 2014

Page Two

2. Please note that the disclosures required by Item 304 of Regulation S-K with respect to any changes in the accounting acquirer’s auditor which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer’s financial statements must be provided in the Form 8-K including the Item 4.01 disclosures when filed.

The Current Report on Form 8-K filed concurrent with this letter properly discloses all items required by Item 304 of Regulation S-K in that it states that the independent registered public accountants of the accounting acquirer (Corindus, Inc.) have served as the independent registered public accountants for Corindus, Inc. since September 2010.

Regarding our comments herein, we acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

YOUR INTERNET DEFENDER INC.

By:	/s/ David M. Handler
David M. Handler
Chief Executive Officer